Exhibit 99.2

ASML

ASML Q1 results as guided, reiterates full year expectation

ASML 2013 First Quarter Results

Veldhoven, the Netherlands

April 17, 2013

ASML

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Slide 2

17 April 2013

Forward looking statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares and resignations and appointments of executive officers.

These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully complete the Cymer transaction, including the ability to obtain regulatory approval for the merger, the satisfaction of other conditions to the closing of the merger and the possibility that the length of time necessary to consummate the merger may be longer than anticipated, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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Slide 3

17 April 2013

Business summary

ASML leadership succession

Cymer merger update

Business environment

ASML technology status

Outlook

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Slide 4

17 April 2013

Business summary

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Slide 5

17 April 2013

Q1 results - highlights

Net sales of € 892 million, 29 systems sold, valued at € 677 million, net service and field option sales at € 215 million

Gross margin of 38.2%

Operating margin of 12.1%

Net bookings of € 715 million, 25 systems

Backlog at € 1,266 million, 42 systems

Net bookings and backlog numbers are excluding EUV

Numbers have been rounded for readers’ convenience

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Slide 2

17 April 2013

Total net sales M€

Net Sales

6000 5000 4000 3000 2000 1000 0

3,768 955 934 930 949 2007

2,954 494 697 844 919 2008

1,596 581 555 277 183 2009

4,508 1,521 1,176 1,069 742 2010

5,651 1,211 1,459 1,529 1,452 2011

4,732 1,023 1,229 1,228 1,252 2012

892 2013

Q1 Q2 Q3 Q4

Numbers have been rounded for readers’ convenience

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Slide 7

17 April 2013

Net system sales breakdown in value: Q1 2013

Total value is € 677 million

Technology

KrF 23%

I-Line 3%

ArF Immersion

74%

Region

Taiwan

56%

Japan 2%

Europe 1%

China 3%

USA

6%

Singapore 7%

Korea

25%

End-Use

Foundry

61%

Memory 30%

IDM

9%

Sales in Units

12

13

4

EUV

ArF i

ArFdry

KrF

I-Line

Due to uncertainty around system allocations between DRAM and NAND we report total memory only

Numbers have been rounded for readers’ convenience

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Slide 8

17 April 2013

Consolidated statements of operations M€

Q4 12 Q1 13

Net sales 1,023 892

Gross profit 420 341

Gross margin % 41.1% 38.2%

Other income (CCIP*) 14

R&D costs (155) (185)

SG&A costs (80) (63)

Income from operations 185 107

Operating income % 18.1% 12.1%

Net income 298 96

Net income as a % of net sales 29.1% 10.8%

Earnings per share (basic) € 0.66 0.24

Including € 16 million CCIP*

Including € 6 million related to Cymer merger

* Customer Co-Investment Program

Numbers have been rounded for readers’ convenience

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17 April 2013

Key financial trends 2012 – 2013

Consolidated statements of operations M€

Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

Net sales 1,252 1,228 1,229 1,023 892

Gross profit 524 530 531 420 341

Gross margin % 41.8% 43.2% 43.2% 41.1% 38.2%

R&D costs (145) (145) (144) (155) (185)

SG&A costs (55) (55) (70) (80) (63)

Income from operations 324 331 317 185 107

Operating income % 25.8% 27.0% 25.8% 18.1% 12.1%

Net income 282 292 275 298 96

Net income as a % of net sales 22.5% 23.8% 22.4% 29.1% 10.8%

Units sold 52 44 40 34 29

ASP new systems 22.1 23.3 28.8 27.3 26.6

Net booking value 865 949 831 667 715

Numbers have been rounded for readers’ convenience

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17 April 2013

Cash flows M€

Q4 12 Q1 13

Net income

298

96

Adjustments to reconcile net income to net cash flows from operating activities:

Impairment and obsolescence

23

30

Depreciation and amortization

44

45

Deferred income taxes

(120)

0

Other non-cash items

5

7

Change in assets and liabilities

(505)

(234)

Net cash provided by (used in) operating activities

(255)

(56)

Net cash provided by (used in) investing activities

60

59

Net cash provided by (used in) financing activities

(3,154)

10

Total FX effects

(2)

0

Net increase (decrease) in cash and cash equivalents

(3,351)

13

Numbers have been rounded for readers’ convenience

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Slide 11

17 April 2013

Balance sheets M€

Assets Dec 31st, 2012 Mar 31st, 2013

Cash & cash equivalents and short-term investments 2,698 36% 2,620 35%

Accounts receivable, net 605 8% 690 9%

Finance receivables, net 304 4% 318 4%

Inventories, net 1,857 25% 2,006 26%

Other assets 558 8% 591 8%

Tax assets 200 3% 210 3%

Fixed assets 1,189 16% 1,178 15%

Total assets 7,411 100% 7,613 100%

Liabilities and shareholders’ equity

Current liabilities 2,087 28% 2,346 31%

Non-current liabilities 1,257 17% 1,095 14%

Shareholders’ equity 4,067 55% 4,172 55%

Total liabilities and shareholders’ equity 7,411 100% 7,613 100%

Numbers have been rounded for readers’ convenience

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17 April 2013

Bookings activity by sector, EUV not included

Total value M€ 715

Foundry

66%

Memory

33%

IDM 1%

Net booked

21 new tools at € 703 million

4 used tools at € 12 million

Due to uncertainty around system allocations between DRAM and NAND we report total memory only

Numbers have been rounded for readers’ convenience

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Slide 13

17 April 2013

Backlog in value per Mar 31st, EUV not included

Total value M€ 1,266

Technology

I-Line 2%

KrF 17%

ArF dry 1%

ArF immersion

80%

End-use

Foundry

58%

IDM

Memory

14%

28%

Region

(ship to location)

USA

13%

Japan 4%

Singapore 1%

Taiwan 48%

Europe 5%

China 15%

Korea

14%

New systems

Used systems

Total systems

Units 36 6 42

Value M€

1,242

24

1,266

ASP M€

34.5

4.0

30.1

88% of backlog carries shipment dates in the next 6 months

Due to uncertainty around system allocations between DRAM and NAND we report total memory only

Numbers have been rounded for readers’ convenience

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Slide 14

17 April 2013

Capital return to shareholders

ASML announces a share buy back program to purchase up to € 1 billion of shares within the 2013 – 2014 timeframe

As previously announced, ASML proposes a dividend of € 0.53 per ordinary share to be authorized by shareholders

ASML has returned more than € 4 billion in dividend and share buy backs since 2006

Dividend (euro)

0.6 0.5 0.4 0.3 0.2 0.1 0

0.53

0.40

0.46

0.25

0.20

0.20

2007

2008

2009

2010

2011

2012

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Slide 15

17 April 2013

ASML leadership succession

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Slide 16

17 April 2013

ASML leadership succession within the Board of Management

As of 1 July 2013, ASML’s leadership will be comprised as follows:

Peter Wennink will be President and Chief Executive Officer

Martin van den Brink will be President and Chief Technology Officer

Frits van Hout and Frederic Schneider-Maunoury will continue as Executive Vice Presidents in the Board of Management

Eric Meurice will be Chairman of ASML Holding and act as adviser to the new leadership and the Supervisory Board until the end of his contract on 31 March 2014, ensuring a smooth and comprehensive transition of critical tasks and processes, customer contacts and relations with strategic suppliers.

Peter Wennink will act as interim Chief Financial Officer until a successor has been appointed

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Slide 17

17 April 2013

Cymer merger update

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17 April 2013

ASML - Cymer merger agreement status

Cymer shareholders approved the merger agreement

Clearance has been granted recently by the Antitrust Division of the United States Department of Justice

Merger under consideration by antitrust authorities in South Korea and Japan

ASML continues to expect the transaction to close in H1 2013

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17 April 2013

Business environment

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Slide 20

17 April 2013

Business environment

We expect 2013 revenues to be at a similar level to 2012

The underlying assumptions are unchanged:

Foundry and logic preparing for very lithography-intensive 14-16-20 nm technology nodes to be used for next generation mobile end-products

Lithography investments in memory remain muted. Memory chip price recovery and scanner availability inquiries are signs of potential upside for second half demand

Q2 will be markedly stronger than Q1 followed by a stronger second half of 2013

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17 April 2013

ASML technology status

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17 April 2013

EUV industrialization - source

Implementation of the MOPA Pre-pulse technology has taken us beyond the development phase to incremental improvements leading to industrialization

The EUV source performs at 55 watts, corresponding to a NXE:3300B throughput of 43 wafers per hour

We are confident in our ability to implement improvements enabling 70 wafers per hour at customers mid-2014

Productivity roadmap

Power [W]

1000

Power

Productivity [wph]

100

Productivity

250

10

125

126

80

81

55

58

30

43

10

5

2

1

2008

2009

2010

2011

2012

2013

2014

2015

2016

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Slide 23

17 April 2013

EUV industrialization – scanner

Scanner imaging and overlay performance supports customer production implementation

NXE:3300B has imaged to 13 nm HP (half pitch) in a single exposure, demonstrating production capability for the 10nm logic node (23 nm HP)

Machine matching to immersion systems shows 3.5 nm

Imaging

13 nm HP

18 nm HP

23 nm HP

Overlay

8

Lot (3.5, 3.0)

X

Y

EUV to immersion overlay [nm]

6

3.5

3.2

4

2.7

3.0

3.3

2

2.3

0

1

2

3

day

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Slide 24

17 April 2013

EUV deliveries and order status

ASML prepares the shipment and installation of the first 2 EUV systems which will happen in Q2 / Q3 2013

We have received commitments for 7 NXE:3300B systems to ship in 2014, in addition to the existing 11 system orders

Currently Full Year 2013 revenue guidance includes EUV revenue of about € 280 million. The underlying strength of our non EUV business allows us to maintain our FY guidance at a level similar to 2012

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17 April 2013

Progress on immersion, Yieldstar and 450mm tools

ASML shipped 5 NXT:1960Bi systems in the quarter, the successor to our NXT:1950i. This machine offers a 20 % improvement of overlay and focus control as well as a 30 % improvement in CD uniformity, which will support manufacturing at the 14-16-20 nm logic node

The production facility for YieldStar metrology tools has been expanded at the ASML Center of Excellence (ACE) in Taiwan to support production of up to 150 units per year. The YieldStar is a scatterometry-based metrology tool that measures overlay, focus, CD and sidewall angle with one sensor

Concepts of our 450 mm architecture for use in EUV and immersion versions have been completed, so as to deliver prototypes by 2015, compatible with a 2018 production ramp if confirmed by the industry in time

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17 April 2013

Outlook

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17 April 2013

Q2 Outlook

Net sales around € 1.1 billion

Gross margin 41 - 42%

R&D costs of € 187 million

Other income (Customer Co-Investment Program) of € 16 million

SG&A costs of € 63 million, including € 6 million expenses related to pending Cymer acquisition

ASML expects 2013 sales level similar to 2012

ASML